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02018656

VF 3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 52096

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sonic Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

67 Wall Street, 21th Floor
(No. and Street)

New York | New York | 10005
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Cammarata (212) 905-7600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name — *If individual, state last, first, middle name*)

655 Third Avenue, 16th Floor (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Marek T. Manzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonic Trading, LLC, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Financial & Operations Principal
Title

John A. Hagen 2/27/2002
Notary Public

John A. Hagen
Notary Public, State of New York
Registration #01HA6011301
Qualified in New York County
My Commission Expires Aug. 3, 2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SONIC TRADING LLC

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Sonic Trading LLC

We have audited the accompanying statement of financial condition of Sonic Trading LLC as of December 31, 2001 and the related statement of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonic Trading LLC as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 4, 2002

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001

SONIC TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 76,527	
Due from clearing agent	25,391	
Stock and stock warrant subscriptions	29,800	
TOTAL ASSETS		$ 131,718

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 10,000
MEMBER'S EQUITY	121,718
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 131,718

The accompanying notes are an integral part of these financial statements.

SONIC TRADING LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001

REVENUE		
Interest income		$ 3,557
EXPENSES		
Professional fees	10,000	
Registration fees	4,176	
Cancellation fees	9,930	
Miscellaneous expenses	1,015	
TOTAL EXPENSES		25,121
NET LOSS		$ (21,564)

The accompanying notes are an integral part of these financial statements.

SONIC TRADING LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2001

MEMBER'S EQUITY - Beginning	$	350,474
Capital Contributions		--
Distributions		(207,192)
Net Loss		(21,564)
MEMBER'S EQUITY - Ending	$	121,718

The accompanying notes are an integral part of these financial statements.

SONIC TRADING LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (21,564)
Adjustments to reconcile net loss to cash used by operating activities:		
Changes in operating assets and liabilities:		
Due from member	$ 34,855	
Due from clearing agent	228,018	
Prepaid expense	10,000	
Accounts payable and accrued expenses	(1,075)	
TOTAL ADJUSTMENTS		271,798
NET CASH PROVIDED BY OPERATING ACTIVITIES		250,234
CASH FLOWS USED IN FINANCING ACTIVITIES		
Distribution		(207,192)
CASH FLOWS USED IN FINANCING ACTIVITIES		(207,192)
NET INCREASE IN CASH AND CASH EQUIVALENTS		43,042
CASH AND CASH EQUIVALENTS - Beginning		33,485
CASH AND CASH EQUIVALENTS - Ending		$ 76,527

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Summary of Significant Accounting Principles

Organization

Sonic Trading LLC, (the "Company"), a Florida Limited Liability Company ("LLC"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is wholly-owned by Sonic Trading Management, LLC (the "Parent"). The Company was formed in 1999 and obtained NASD membership in May 2000.

The Company has not yet commenced operations and does not carry security accounts for customers and does not perform custodial functions relating to customer securities. Upon commencement of operations, pursuant to the Company's NASD membership agreement, the Company may engage in the following activities: a) Broker or dealer retailing corporate equity securities over-the-counter; and b) Non-exchange member arranging for transactions in listed securities by exchange member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a Florida LLC and files consolidated Federal, State and local tax returns with its Parent. The members of an LLC are taxed on their proportionate share of the Company's Federal and State taxable income. Accordingly, no provision or liability for Federal or State income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of the New York City Unincorporated Business Tax and a New York State filing fee. The New York City Unincorporated Business Tax is calculated as if the Company filed on a separate return basis.

Use of Estimates in the Financial Statements

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 2 – Stock and Stock Warrant Subscriptions

In December 2000, the Company purchased 300 warrants for shares of common stock of National Association of Securities Dealers, Inc. at $11 per warrant. The Company's cost approximates fair value. Each warrant entitles the Company to purchase 4 shares of the common stock. The warrants are exercisable in four annual trenches beginning in June 2002 at exercise prices per share of $13, $14, $15, and $16, respectively. The securities have not been registered under the Securities Act of 1933, or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from or in a transaction not subject to, the registration requirements of the securities act and applicable state securities laws.

NOTE 3 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the company's net capital amounted to $91,918, which was $86,918 in excess of its required net capital of $5,000, and the Company's net capital ratio was .11 to 1.

NOTE 4 – Related Party Transactions

The Company has a license and expense agreement with the Parent. The agreement provides that the Parent is to license certain proprietary software to the Company and provide support, staffing, other management services and office facilities. The agreement further provides that the Parent will provide the services at no cost to the Company while the Company remains inactive. Once the Company becomes active the agreement will be amended to specify the consideration to be paid to the Parent for the services to be provided for the period of activity.

NOTE 5 – Income Taxes

The Company recognizes deferred tax assets or liabilities for the future tax consequences of events that have been recognized in their financial statements or tax returns. The accompanying financial statements have been prepared on the accrual basis in accordance with general accepted accounting principles and the Company prepares its tax returns on a cash basis. Accordingly, the Company has recorded a deferred tax liability for the increase in income taxes payable in future years related to the temporary differences under these two

NOTE 5 – Income Taxes, continued

accounting methods and a deferred tax asset for the operating loss carryforward. A valuation allowance is required if, based on the weight of available evidence, it is more likely than not that some portion or all of deferred tax assets will not be realized. Management has concluded that a valuation allowance against the net deferred tax asset was appropriate at December 31, 2001 due to operating losses incurred in 2001.

Deferred taxes for the year ended December 31, 2001 are comprised of the following:

Deferred tax benefit	$2,120
Increase in valuation allowance	(2,120)
Net Deferred Taxes	$ --

As of December 31, 2001, the Company had a net operating loss carryforwards for New York City Unincorporated Business tax purposes of approximately $43,000 which expires in 2021.

SONIC TRADING LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

NET CAPITAL		
Total member's equity		$ 121,718
DEDUCTIONS		
Stock and stock warrant subscriptions	29,800	
TOTAL DEDUCTIONS		29,800
NET CAPITAL		$ 91,918
AGGREGATED INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses		$ 10,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 667
(b) Minimum net capital required of broker/dealer		$ 5,000
Net capital requirement (Greater of (a) or (b))		$ 5,000
Excess net capital		$ 86,918
Excess net capital at 1,000% (Net capital - 10% of A.I.)		$ 90,918
Ratio of A.I. to net capital		.11 to 1

See independent auditors' report.

SONIC TRADING LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

As of December 31, 2001

RECONCILIATION WITH COMPANY'S COMPUTATION
(include in Part II of Form X-17A-5 as of December 31, 2001)

NET CAPITAL – as reported in the Company's Part II of FOCUS Report (Unaudited)	$	123,718
AUDIT ADJUSTMENTS RELATING TO:		
Prepaid expenses		(2,000)
NET CAPITAL – per this report		121,718

See independent auditors' report.

SONIC TRADING LLC

SCHEDULE II - EXEMPTIVE PROVISIONS UNER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2001

The Company claims exemption from the requirements of the Securities and Exchange Commission rule 15c3-3 under Section (k)(2)(ii) of the rule.

See independent auditors' report.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Sonic Trading LLC

In planning and performing our audit of the financial statements and supplemental schedules of Sonic Trading LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member and management of the Company, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
February 4, 2002